Exhibit 99.1

ATTUNITY REPORTS FIRST QUARTER 2010 RESULTS

License revenues growth of 53% over Q1 2009

 Total revenues growth of 25% over Q1 2009

Non-GAAP operating profit growth over 500% compared to Q1 2009

Burlington, MA– May 5, 2010 – Attunity Ltd. (OTC Bulletin Board: ATTUF.OB), a leading provider of real-time data integration and event capture software, reported today its unaudited financial results for the first quarter ended March 31, 2010.

"I am pleased that we are continuing to demonstrate strength in the first quarter of 2010, highlighted by year-over-year growth in revenues and operating profit,” said Shimon Alon, Chairman and CEO of Attunity. "In particular, a 53% year-over-year growth in license revenues demonstrates a growing demand for our Change Data Capture (CDC) and replication product lines."

First Quarter 2010 Highlights:

•	License revenues of $1.4 million in Q1 2010 compared to $0.92 million in Q1 2009.

•	Revenues of $2.8 million in Q1 2010 compared to $2.2 million in Q1 2009.

•	A Non-GAAP operating profit of $505,000 compared to $81,000 in Q1 2009.

•	Continuous improvement of quarterly revenues.

•	Positive cash flow from operations.

•	First scheduled repayments of the principal loan to Plenus commenced in February 2010.

•	Extension of repayment of the $2 million of principal amount under the Convertible Promissory Notes issued in 2004.

First Quarter 2010 Financial Results:

•	Revenues were $2,758,000, compared to $2,213,000 in the first quarter of 2009, an increase of 25%.

•
Net Operating Profit (Non GAAP) was $505,000, compared to a net operating profit (Non GAAP) of $81,000 in the first quarter of 2009. Non-GAAP operating profit excludes amortization and capitalization of software development costs, (see footnote 1 at the end of this release) and equity-based compensation expenses (see footnote 2).

•	Net Operating Profit/Loss (GAAP) was $164,000 net operating profit, compared to a net operating loss (GAAP) of $418,000 in the first quarter of 2009.

•
Net Profit (Non-GAAP) was $463,000, compared to a net profit (Non-GAAP) of $65,000 in the first quarter of 2009. Non-GAAP net profit excludes amortization and capitalization of software development costs, (see footnote 1), equity-based compensation expenses (see footnote 2), and revaluation of conversion features related to our convertible debt and outstanding warrants, amortization of debt discount and deferred charges (see footnote 3).

•	Net Loss (GAAP) was $229,000, compared to a net loss (GAAP) of $593,000 in the first quarter of 2009.

•	Net Profit per Diluted Share (Non-GAAP) was $0.01 compared to $0.00 in the first quarter of 2009.

•	Net Loss per Diluted Share (GAAP) was $0.01, compared to net loss per diluted (GAAP) share of $0.03 in the first quarter of 2009.

•	Cash and cash equivalents were $1.6M as of March 31, 2010, compared to 1.4M as of December 31, 2009.

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Mr. Alon concluded: "Our continued growth underscores our commitment to providing outstanding value to our customers and partners by responding to their evolving needs in terms of product excellence and business ROI. We will continue to focus on revenue growth, profitability and generation of cash. We plan to continue to introduce products for new platforms and new capabilities for the real-time data integration and replication markets in order to meet the requirements of our customers and partners. We also plan to expand our existing partnerships and develop new strategic relationships with the leading software vendors like Microsoft, Oracle, IBM, HP, SAP and other large Business Intelligence (BI) solutions players, to increase our penetration to those large markets."

About Attunity

Attunity is a leading provider of real-time data integration and event capture software.

Our offering include software solutions such as Attunity Stream®, a real-time change-data-capture (CDC) software, our Operational Data Replication (ODR) solution and Attunity Connect®, our real-time connectivity software.

Using Attunity’s software solutions, our customers enjoy dramatic business benefits by enabling real time access to information where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of strategic and OEM agreements with partners such as Microsoft, Oracle, IBM, HP and SAP/Business Objects. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com and join our community on Twitter, Facebook and LinkedIn.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net profit (loss), net operating profit (loss) and net profit (loss) per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with ASC 718 (formerly known as SFAS 123(R)), non-cash capitalization and amortization of software development costs in accordance with ASC 985-20 (formerly known as SFAS 86) and non-cash financial expenses such as revaluation of  conversion features related to its convertible debt and outstanding warrants in accordance with ASC 815-40 (formerly issued as EITF 07-5) (affected, among other factors, by changes in Attunity‘s share price). Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss future growth of revenues or planned introduction of new real-time data integration products, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2010 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:

Dror Elkayam, VP Finance Attunity Ltd. Tel. +972 9-899-3000 dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF March 31, 2010

U.S. DOLLARS IN THOUSANDS
INDEX

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2010	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,599	1,428
Restricted cash	212	208
Trade receivables and unbilled revenues (net of allowance for doubtful accounts of $15 at both March 31, 2010 and December 31, 2009)	979	761
Other accounts receivable and prepaid expenses	243	145

Total current assets	3,033	2,542

LONG-TERM ASSETS:
Long-term prepaid expenses	79	86
Severance pay fund	1,151	1,098
Property and equipment, net	229	241
Software development costs, net	1,327	1,615
Goodwill	6,152	6,313

Total long-term assets	8,938	9,353

Total assets	11,971	11,895

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31,	December 31,
	2010	2009

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt and short term loans	1,000	917
Current maturities of long-term convertible debt	667	333
Trade payables	199	204
Deferred revenues	2,253	1,991
Employees and payroll accruals	851	819
Accrued expenses and other liabilities	905	988

Total current liabilities	5,875	5,252

LONG-TERM LIABILITIES:
Long-term convertible debt	1,333	1,667
Long-term debt	833	1,083
Revaluation of Liabilities presented at fair value	654	303
Accrued severance pay	1,650	1,548

Total long-term liabilities	4,470	4,601

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 130,000,000 shares at March 31, 2010 and December 31, 2009. Issued and outstanding: 31,581,554 shares at March 31, 2010 and 31,571,150 at December 31, 2009	920	920
Additional paid-in capital	102,149	102,095
Accumulated other comprehensive loss	(694)	(453)
Accumulated deficit	(100,749)	(100,520)

Total shareholders' equity	1,626	2,042

Total liabilities and shareholders' equity	11,971	11,895

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	3 months ended
	March 31,
	2010	2009

Software licenses	1,412	921
Maintenance and services	1,346	1,292

	2,758	2,213
Operating expenses:
Cost of revenues	499	721
Research and development, net	597	520
Selling and marketing	1,074	920
General and administrative	424	470

Total operating expenses	2,594	2,631

Operating profit/ (loss)	164	(418)

Financial expenses, net	385	163
Other expense (income)	-	(10)
Profit (Loss) before income taxes	(221)	(571)
Taxes on income	8	22

Net profit/ (loss)	(229)	(593)

Basic and diluted net loss per share	$(0.01)	$(0.03)
Weighted average number of shares used in computing basic and diluted net loss per share	31,575	23,196

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

			Additional	Accumulated Other		Total	Total
	Ordinary shares		paid-in	comprehensive	Accumulate	comprehensive	shareholders'
	Shares	Amount	Capital	loss	deficit	loss	equity

Balance as of December 31, 2007	23,196,236	720	103,924	(431)	(98,155)		6,058
							-
Stock-based compensation	-	-	355	-			355
Other comprehensive loss:							-
Foreign currency translation adjustments	-	-	-	(24)		(24)	(24)
Net loss	-	-	-	-	(3,857)	(3,857)	(3,857)
Total comprehensive loss						(3,881)	2,532

Balance as of December 31, 2008	23,196,236	720	104,279	(455)	(102,012)		2,532

Stock-based compensation	-		196				196
Other comprehensive loss:			(3,117)		2,795		(322)
Foreign currency translation adjustments	-	-		2			2
conversion of short term loan	3,276,396	79	314				393
issuance of shares (rights offering)	4,982,358	119	410				529
Exercise of warrants	116,160	2	12				14
Net loss	-	-			(1,303)	(1,303)	(1,303)
Total comprehensive loss
Balance as of December 31, 2009	31,571,150	920	102,095	(453)	(100,520)	(1,303)	2,041

Stock-based compensation			53				53
Foreign currency translation adjustments				(241)			(241)
Exercise of warrants	10,404	0	1				1
Net loss					(229)		(229)
							-
Balance as of March 31, 2010 (unaudited)	31,581,554	920	102,149	(694)	(100,749)		1,626

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	March 31,	December 31,
	2010	2009

Cash flows from operating activities:
Net profit /( loss) from continued operations	(229)	(1,303)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Decrease (increase) in restricted cash	(4)	(2)
Depreciation	23	149
Stock based compensation	54	196
Amortization of deferred expenses		25
Amortization of debt discount		126
Amortization of software development costs	300	2,348
Increase (decrease) in accrued severance pay, net	49	25
Decrease (increase) in trade receivables	(223)	(255)
Decrease ( increase) in other accounts receivable and prepaid expenses	(98)	79
Decrease / (Increase) in long-term prepaid expenses	7	20
Increase (decrease) in trade payables	(4)	(186)
Increase (decrease) in deferred revenues	206	(327)
Increase (decrease) in employees and payroll accruals	33	(265)
increase / (decrease) in accrued expenses and other liabilities	(80)	(77)
Increase (decrease) in Long term liabilities	(1)	(20)
Increase (decrease) in revaluation of Liabilities presented at fair value	351	254

Net cash provided by (used in) operating activities from continued operations (reconciled from continuing operations)	384	787
Net cash provided by operating activities from discontinued operations (reconciled from discontinued operations)

Net cash provided (used) by operating activating	384	787

Cash flows from investing activities:
Restricted cash, net	-
Purchase of property and equipment	(11)	(19)
Capitalization of software development costs	(12)	(378)

Proceeds from sale of property equipment	-	-

Net cash used in investing activities	(23)	(397)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	-	-
Issuance of shares
Receipt of Short term debt, net - convert to Capital		543
Repayment of long-term debt	(167)	(10)

Net cash provided by (used in) financing activities	(167)	533

Foreign currency translation adjustments on cash and cash equivalents	(24)	25

Increase (decrease) in cash and cash equivalents	171	948
Cash and cash equivalents at the beginning of the period	1,428	480

Cash and cash equivalents at the end of the period	1,599	1,428

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	200	153

Supplemental Non-GAAP Financial Information
U.S. dollars in thousands, except per share data

	3 months ended
	March 31,
	2010	2009

GAAP operating profit /(loss)	164	(418)
Stock based compensation (1)	53	57
Amortization and capitalization of Software development costs (2)	288	442

Non-GAAP operating profit (loss)	505	81

GAAP net profit (loss)	(229)	(593)
Stock based compensation (1)	53	57
Amortization and capitalization of Software development costs (2)	288	442
Financial expenses (3)	351	159

Non-GAAP net profit (loss)	463	65

GAAP basic and diluted net profit (loss) per share	(0.01)	(0.03)
Stock based compensation (1)	0.00	0.00
Amortization and capitalization of Software development costs (2)	0.01	0.02
Financial expenses (3)	0.01	0.01

Non-GAAP basic and diluted net profit (loss) per share	0.01	0.00
Weighted average number of shares used in computing basic and diluted net loss per share	31,575	23,196

*) Less than $0.01 per share

(1) Equity-based compensation expenses resulting under ASC 718 (formerly known as SFAS 123):
Equity-based compensation expenses included in "Research and development"	11	11
Equity-based compensation expenses included in "Selling and marketing"	20	28
Equity-based compensation expenses included in "General and administrative"	22	18

	53	57

“Equity based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees.

(2) Amortization and capitalization of software development costs resulting under ASC 985-20 (formerly known as SFAS 86):
Amortization	300	571
Capitalization	(12)	(129)

	288	442
(3) Financial expenses:
Amortization of debt discount	-	99
Revaluation of warrants and conversion features of long term debt	351	48
Amortization of deferred charges	-	12

	351	159